EXHIBIT 32

FOR IMMEDIATE RELEASE: NEWS
May 14, 1998                                         Nasdaq National Market/AVRT
                                                            http://www.avert.com

                   AVERT, INC. ANNOUNCES FIRST QUARTER RESULTS

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced financial results for first quarter ended March 31, 1998.

Net revenues for the first quarter grew to $2,233,000, up 6% from $2,096,000 in the comparable quarter in 1997. Product and service revenue for the quarter was $2,147,000 up 6% from the first quarter of 1997.

Net income after tax for the quarter was $167,000, or 5 cents per share, versus $249,000, or 7 cents per share, in the same quarter last year.

The Company believes that a number of factors influenced performance during the first quarter of 1998. During the first quarter, nearly 4,600 customers used Avert's services, up 16.2% from first quarter of 1997. However, revenue per customer decreased approximately 9.2% in the first quarter of 1998 as compared to the same period in 1997. The Company believes this can be partially attributed to the low unemployment rate that affects the number of applicants available to employers. To coincide with this assumption, the Company experienced the highest level of growth in products and services offering quick turnaround enabling employers to make faster, informed hiring decisions.

Revenue from criminal history reports grew to $1,115,000, up 10.2% from a year ago; previous employment reports and credit reports advanced 16.5% to $268,000; motor vehicle driving records decreased 3.8% to $251,000; workers' compensation histories decreased 18.5% to $242,000; and revenue from other products and services increased 23.2% to $271,000, with revenue from services contributing $125,000 to that growth.

"We have made the operating investments necessary to allow us to respond more quickly to changing market conditions," said Dean Suposs, president and chairman of Avert, Inc. "Although these investments have affected us in the short term, they are expected to support our strategy of meeting and exceeding both customer and market expectations. In order to complete the tasks involved with this conversion, it was necessary to focus almost 40% of our staff to this project during the last 90 days. We have essentially changed our entire way of doing business with our software system upgrades. It is reasonable to expect such large-scale change to affect our performance at the same time that it offers more flexibility in the strategies we use to meet the customer and market needs," Suposs continued.

During the first quarter, the Company was focused on completing the necessary tasks for a software conversion scheduled for early April. Staff members, customers, and vendors were involved in such activities as preparing literature, communicating new features and enhancements, and verifying data. Additionally, it was necessary to train staff member on both the features they would use to do their duties and how to communicate these features to customers. This increased level of activity involved each department, thus reducing the time available to spend on the support of existing company programs and initiatives.

In March, the Company announced that Avert was successful in obtaining Errors and Omissions Insurance coverage. This type of coverage is used to protect against claims that the Company or an employee made mistakes due to error or oversight causing loss of productivity or revenue on the part of the customer.


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


Also during the quarter, Avert, Inc. announced the payment of a special cash dividend of $.10 per common share payable on March 23, 1998 to shareholders of record on March 16, 1998. Dividend payments totaled $350,000.

Through its headquarters in Fort Collins, Colorado, Avert is an information services company that provides thousands of employment background checks daily to employers nationwide. Avert guarantees that its products and services are the most current and accurate available. Products and services include criminal records, civil records, workers' compensation histories, driving records, previous employment verification, credit histories, education and credential verification and social security number validation.


EARNINGS RECAP                              Quarter Ended March 31,     Quarter Ended March 31,
                                                     1998                        1997
                                                  (unaudited)
                                            ----------------------      -----------------------
Revenue ..................................       $ 2,233,000                  $ 2,096,000
Net Income ...............................       $   167,000                  $   248,700
Net Income per common share ..............       $       .05                  $       .07
Primary Weighted avg.
       shares outstanding ................         3,546,124                    3,417,855

BALANCE SHEET DATA                              March 31, 1998             December 31, 1997
                                                --------------             -----------------

Working Capital ..........................       $ 7,233,000                  $ 7,543,000
Total Assets .............................       $11,440,000                  $11,531,000
Total Liabilities ........................       $ 1,211,000                  $ 1,096,000
Shareholders' Equity .....................       $10,229,000                  $10,435,000

Contact:
Avert, Inc.
Investor Relations
970/484-7722




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